Exhibit 99.1

Company announcement – No. 43 / 2021

Zealand Pharma to Present Data on Glepaglutide at the 17th Congress of the Intestinal Rehabilitation and Transplantation Association (CIRTA)

Zealand Pharma to Present Data on Glepaglutide at the 17 Congress of the Intestinal Rehabilitation and Transplantation Association (CIRTA)

•	Company to present three posters, including two on glepaglutide for the treatment of Short Bowel Syndrome (SBS)

•	Data demonstrate potential dosing benefits of glepaglutide for patients with SBS

Copenhagen, DK and Boston, MA, U.S. June 29, 2021 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078,) a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, today announced it will present three posters at the upcoming 17th Congress of the Intestinal Rehabilitation and Transplantation Association (CIRTA), which is being held both virtually and in Auckland, New Zealand June 30-July 2, 2021. The Company’s research presented at CIRTA 2021 will feature multiple posters related to glepaglutide for the treatment of short bowel syndrome (SBS).

“We look forward to presenting our research at CIRTA 2021, including data on glepaglutide that suggest dose adjustment may not be necessary when treating SBS patients with renal impairment,” said Adam Steensberg, Executive Vice President and Chief Medical Officer at Zealand Pharma. “Renal impairment is a common comorbidity in SBS patients that often necessitates adjusting treatment regimen. However, we found no difference in the pharmacokinetic profile of glepaglutide in patients with severe renal impairment, or end stage renal disease, compared to healthy subjects, suggesting that dosage may not need to be adjusted for SBS patients with renal impairment.”

Poster Title: Glepaglutide pharmacokinetic profile after single subcutaneous injection in human subjects with varying degrees of renal function

Author: M Askjær Agersnap, K Sonne, K Mark Knudsen, S Wladyslaw

Poster Viewing Reception Date and Time: 30 June-2 July

Abstract Number: 113

Poster Title: Pharmacokinetics and pharmacodynamics of the long-acting GLP-2 analogue after once-weekly dosing in adulty healthy subjects

Author: K Sonne, K Mark Knudsen, J Mosolff Mathiesen, G Koefoed Rasmussen, M Berner-Hansen

Poster Viewing Reception Date and Time: 30 June-2 July

Abstract Number: 114

Poster Title: Relation between surgical procedures, chronic intestinal failure and dependency on parenteral support

Author: K Iyer, D Mercer, D Pfeffer, LB Zimmerman, M Berner-Hansen, M Mundi, DL Seidner

Poster Viewing Reception Date and Time: 30 June-2 July

Abstract Number: 116

About Short Bowel Syndrome (SBS)

SBS is a complex chronic and severe condition associated with reduced or complete loss of intestinal function. Many patients have to be connected to infusion lines and pumps every day, which pose significant restrictions on their ability to engage in daily activities. In addition, they are at risk of experiencing a number of serious and life-threatening complications such as sepsis, blood clots, liver damage and renal impairment.

About Glepaglutide

Glepaglutide is a long-acting GLP-2 analog in development for the treatment of short bowel syndrome (SBS). Glepaglutide is being developed as a ready-to-use liquid product in an autoinjector desiged for convenient and easy subcutaneous administration. Zealand initiated the Phase 3 clinical program for Glepaglutide in October 2018. The pivotal trial is a randomized, double-blind and placebo-controlled study, with both once- and twice-weekly dosing regimens. The U.S. Food and Drug Administration (FDA) has granted orphan drug designation for glepaglutide for the treatment of SBS.

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late-stage development. Zealand markets V-Go®, a basal-bolus insulin delivery option for people with diabetes, and has received FDA approval for Zegalogue, (dasiglucagon), the first and only glucagon analogue for the treatment severe hypoglycemia in pediatric and adult patients with diabetes aged 6 and above. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statement

This press release contains “forward-looking statements”, as that terms is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products. These forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would” and other words and terms of similar meaning. You should not place undue reliance on these statements, or the scientific data presented. The reader is cautioned not to rely on these forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect, and which include, but are not limited to, the occurrence of adverse safety events; risks of unexpected costs or delays; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; regulatory authorities may require additional information or further studies, or may fail to approve or may delay approval of our drug candidates or expansion of product labeling; failure to obtain regulatory approvals in other jurisdictions; product liability claims; and the direct and indirect impacts of the ongoing COVID-19 pandemic on our business, results of operations and financial condition. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release. We do not undertake to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. Information concerning pharmaceuticals (including compounds under development) contained within this material is not intended as advertising or medical advice.

For further information, please contact:

Zealand Pharma Investor Relations

Claudia Styslinger

Argot Partners

investors@zealandpharma.com

Zealand Pharma Media Relations

David Rosen

Argot Partners

media@zealandpharma.com